SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, DC  20549

                              FORM 10-C

           REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                    INTERDEALER QUOTATION SYSTEM
            FILED PURSUANT TO SECTION 13 OR 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 AND RULE 13a-17
                       OR 15d-17 THEREUNDER



                     DAKA INTERNATIONAL, INC.
        (Exact name of issuer as specified in its charter)

           Delaware                                     04-3024178
 (State or other jurisdiction                        (I.R.S. Employer
of incorporation or organization)                  Identification No.)

                       One Corporate Place
                        55 Ferncroft Road
                     Danvers, MA  01923-4001
             (Address of principal executive offices)

Issuer's telephone number, including area code:  (508) 774-9115


              CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of five percent or more in the number of shares outstanding:

1.   Title of Security:  Common Stock, par value $.01 per share

2.   Number of shares outstanding before the change:  7,233,465

3.   Number of shares outstanding after the change:  9,415,187

4.   Effective date of change:  February 21, 1996

5.   Method of change:   Issuance of Common Stock in connection with merger;

     Issuance of Common Stock by DAKA International, Inc. ("DAKA") in connection with the merger of CEI Acquisition Corp., a wholly-owned subsidiary of DAKA ("Sub"), with and into Champps Entertainment, Inc., a Minnesota corporation ("Champps"), as described in the Agreement and Plan of Merger, dated October 10, 1995, by and among DAKA, Sub and Champps. Item 3 includes all shares issuable to former Champps stockholders upon surrender of certificates formerly representing the Champps Common Stock.

Date:  February 22, 1996






/s/Charles W. Redepenning, Jr.
--------------------------------------
Charles W. Redepenning, Jr.
Senior Vice President,
General Counsel and Secretary